SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2023

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: February 8, 2023

Quarterly Securities Report

For the three months ended December 31, 2022

(TRANSLATION)

Sony Group Corporation

Note for readers of this English translation

On February 8, 2023, Sony Group Corporation (the “Company” or “Sony Group Corporation” and together with its consolidated subsidiaries, “Sony” or “Sony Group”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended December 31, 2022 with the Director-General of the Kanto Local Finance Bureau in Japan pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Quarterly Securities Report in its entirety, and is not intended to update the information that had been previously filed with or submitted to the U.S. Securities and Exchange Commission (the “SEC”) in a Form 20-F, Form 6-K or any other form.

Cautionary Statement

Statements made in this Report with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could,” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)

Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)

Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)

the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)

changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)

Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)

Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)

foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)

Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)

the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, geopolitical conflicts, pandemic disease or similar events;
(xvii)

the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact. The continued impact of the Coronavirus Disease 2019 (“COVID-19”) and developments relating to the situation in Ukraine and Russia could heighten many of the risks and uncertainties noted above. Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the SEC.

I     Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Nine months ended December 31, 2021	Nine months ended December 31, 2022	Fiscal year ended March 31, 2022

Sales and financial services revenue	7,657,527	8,476,287	9,921,513

Operating income	1,063,710	1,079,742	1,202,339

Income before income taxes	1,027,878	1,035,711	1,117,503

Net income attributable to Sony Group Corporation’s stockholders	771,096	808,968	882,178

Comprehensive income attributable to Sony Group Corporation’s stockholders	836,770	(383,338)	623,678

Equity attributable to Sony Group Corporation’s stockholders	7,386,169	6,616,718	7,144,471

Total assets	29,995,137	30,872,490	30,480,967

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	622.03	654.41	711.84

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	616.00	651.11	705.16

Ratio of stockholders’ equity to total assets at end of the period (%)	24.6	21.4	23.4

Net cash provided by (used in) operating activities	808,601	(81,623)	1,233,643

Net cash used in investing activities	(523,224)	(857,523)	(728,780)

Net cash provided by (used in) financing activities	(278,695)	99,348	(336,578)

Cash and cash equivalents at end of the period	1,822,578	1,287,980	2,049,636

	Yen in millions, Yen per share amounts
	Three months ended December 31, 2021	Three months ended December 31, 2022

Sales and financial services revenue	3,031,319	3,412,914

Net income attributable to Sony Group Corporation’s stockholders	346,161	326,809

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, basic (yen)	279.23	264.56

Net income attributable to Sony Group Corporation’s stockholders per share of common stock, diluted (yen)	276.65	263.89

  Notes:

1.	Sony’s condensed consolidated financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”).
2.	Share of profit (loss) of investments accounted for using the equity method is reported as a component of operating income.
3.	Ratio of stockholders’ equity to total assets is calculated by using equity attributable to the stockholders of the Company.
4.	Sony prepares condensed consolidated financial statements. Therefore parent-only selected financial data is not presented.

(2) Business Overview

There was no significant change in the business of Sony during the nine months ended December 31, 2022.

As of December 31, 2022, the Company had 1,623 subsidiaries and 154 affiliated companies, of which 1,594 companies are consolidated subsidiaries (including structured entities) of the Company. The Company has applied the equity accounting method for 140 associates and joint ventures.

II State of Business

(1) Risk Factors

Note for readers of this English translation:

There was no significant change from the information presented in the Risk Factors section of the Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on June 28, 2022. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June  28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

(2) Management’s Discussion and Analysis of Financial Condition, Results of Operations and Status of Cash Flows

i) Results of Operations

The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (“ET&S”) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

All financial information is presented based on IFRS. “Sales and financial services revenue” (“sales”) in each business segment represents sales recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses. For details regarding each segment’s product categories, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 4. Business segment information.”

Consolidated Financial Results

	(Billions of yen)
	Nine months ended December 31
	2021	2022
Sales	¥7,657.5	¥8,476.3
Operating income	1,063.7	1,079.7
Income before income taxes	1,027.9	1,035.7
Net income attributable to Sony Group Corporation’s stockholders	771.1	809.0

Sales for the nine months ended December 31, 2022 (“the current nine months”) increased 818.8 billion yen compared to the same period of the previous fiscal year (“year-on-year”) to 8 trillion 476.3 billion yen. This significant increase was primarily due to significant increases in sales in the Game & Network Services (“G&NS”), Imaging & Sensing Solutions (“I&SS”) and Music segments, partially offset by a significant decrease in sales in the Financial Services segment.

Operating income in the current nine months was 1 trillion 79.7 billion yen, essentially flat year-on-year. This result was primarily due to significant increases in operating income in the Financial Services, Music and I&SS segments, substantially offset by a significant decrease in operating income in the Pictures segment as well as a decrease in operating income in the G&NS segment.

Operating income for the current nine months included the following:

•	Impact of litigation settlements, net of expenses, received in relation to lawsuits for Recorded Music and Music Publishing: 5.7 billion yen (Music segment)
•

Recovery of an unauthorized withdrawal of funds at a subsidiary of Sony Life Insurance Co., Ltd. (“Sony Life”) which occurred in the same period of the previous fiscal year: 22.1 billion yen (Financial Services segment)

Operating income for the same period of the previous fiscal year included the following:

•	Gain from the transfer of certain operations of Game Show Network, LLC: 70.2 billion yen (Pictures segment)*
•	Loss recorded due to an unauthorized withdrawal of funds at a subsidiary of Sony Life: 16.8 billion yen (Financial Services segment)
•

The share of profit of the investment in M3, Inc. (“M3”) related to a gain on a change in M3’s equity interest in an affiliated company, resulting from the issuance of new shares in connection with the affiliated company’s public listing: 5.1 billion yen (All Other)

•	Settlement gain in connection with the termination of the defined benefit pension plan at certain U.S. subsidiaries: 5.5 billion yen (mainly in Corporate and elimination)

* This amount of gain was recorded in the three months ended December 31, 2021. The consideration was finalized after customary working capital adjustments in the three months ended March 31, 2022, and the amount of gain was fixed as 70.0 billion yen. For details, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 11. Divestiture.”

The share of profit (loss) of investments accounted for using the equity method in the current nine months, recorded within operating income, decreased 1.5 billion yen year-on-year to 18.6 billion yen. This decrease was mainly due to a decrease in the share of profit of the investment in M3, partially offset by an increase in the share of profit of investments in the Music segment.

The net effect of financial income and expenses was an expense of 44.0 billion yen, a deterioration of 8.2 billion yen year-on-year.

This deterioration was primarily due to an increase in net foreign exchange losses.

Income before income taxes was 1 trillion 35.7 billion yen, essentially flat year-on-year.

During the current nine months, Sony recorded 221.2 billion yen of income tax expense, resulting in an effective tax rate of 21.4%, which was lower than the effective tax rate of 24.6% in the same period of the previous fiscal year. This lower effective tax rate was mainly due to an increase in the tax credits recorded in the current fiscal year in Japan and the United States, as well as a decrease in deferred tax liabilities related to Japan controlled foreign company taxation.

Net income attributable to Sony Group Corporation’s stockholders increased 37.9 billion yen year-on-year to 809.0 billion yen.

Operating performance by business segment for the current nine months is as follows:

Game & Network Services (G&NS)

Sales increased 496.9 billion yen year-on-year to 2 trillion 571.4 billion yen. This significant increase in sales was mainly due to the impact of foreign exchange rates, an increase in sales of hardware as well as an increase in sales of first-party titles, partially offset primarily by a decrease in sales of non-first-party titles including add-on content. Operating income decreased 47.7 billion yen year-on-year to 211.1 billion yen. This decrease was mainly due to an increase in costs, mainly for expenses associated with acquisitions completed in the current nine months including Bungie, Inc.*, and game software development, in addition to the impact of the above-mentioned decrease in sales of non-first-party titles and the negative impact of foreign exchange rates reflecting the high ratio of U.S. dollar-denominated costs. These decreases in operating income were partially offset by the impact of the above-mentioned increase in sales of first-party titles as well as a decrease in losses from hardware.

*

In the current nine months, 35.9 billion yen was recorded as expenses associated with acquisitions completed in the same period. For details regarding the acquisition of Bungie, Inc., please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 10. Acquisitions.”

Music

The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”), which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

Sales increased 208.8 billion yen to 1 trillion 31.1 billion yen. This significant increase in sales was primarily due to the impact of foreign exchange rates as well as increases in sales for Recorded Music and Music Publishing, partially offset by lower sales for Visual Media and Platform due to a decrease in sales in the anime business. The increases in sales for Recorded Music and Music Publishing were primarily due to higher revenues from paid subscription streaming services, which also benefited from the success of a number of new releases in Recorded Music. Operating income significantly increased 41.6 billion yen year-on-year to 202.7 billion yen, primarily due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales, as well as the impact of litigation settlements, net of expenses, of 5.7 billion yen received in relation to lawsuits for Recorded Music and Music Publishing.

Pictures

The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 83.7 billion yen, a 9% increase year-on-year (a 11% decrease on a U.S. dollar basis), to 1 trillion 10.4 billion yen. This significant decrease on a U.S. dollar basis was primarily due to lower licensing revenues in Television Productions as the same period of the prior fiscal year benefitted from the licensing of Seinfeld, and lower theatrical revenues in Motion Pictures as the same period of the prior fiscal year benefitted from the strong performance of several franchise films including Spider-Man: No Way Home and Venom: Let There Be Carnage. These decreases in sales were partially offset by higher television licensing and home entertainment revenues for titles released theatrically in the prior fiscal year, the impact of acquisitions in Television Productions including Industrial Media and Bad Wolf, and higher revenues from anime streaming services including the impact of the acquisition of Crunchyroll. Operating income decreased 102.6 billion yen, a 50% decrease year-on-year (a 58% decrease on a U.S. dollar basis), to 103.7 billion yen. This significant decrease in operating income on a U.S. dollar basis was primarily due to the absence of the gain recognized on the transfer of the GSN Games business, a division of Game Show Network, LLC, in the same period of the prior fiscal year and the impact of the above-mentioned decrease in sales.

Entertainment, Technology & Services (ET&S)

Sales increased 137.0 billion yen year-on-year to 1 trillion 982.2 billion yen. This increase in sales was mainly due to the impact of foreign exchange rates as well as an increase in sales of digital cameras resulting from higher unit sales, partially offset by a decrease in sales of televisions resulting from lower unit sales. Operating income decreased 12.0 billion yen year-on-year to 212.5 billion yen, mainly due to the impact of the above-mentioned decrease in the sales of televisions partially offset by the impact of the above-mentioned increase in sales of digital cameras.

Imaging & Sensing Solutions (I&SS)

Sales increased 232.2 billion yen year-on-year to 1 trillion 53.4 billion yen. This significant increase in sales was mainly due to the impact of foreign exchange rates and an increase in sales of image sensors for mobile products resulting from an improvement in the product mix, partially offset by a decrease in unit sales. Operating income increased 35.7 billion yen year-on-year to 180.5 billion yen. This significant increase was mainly due to the positive impact of foreign exchange rates and the impact of the above-mentioned increase in sales. These increases were partially offset by an increase in depreciation and amortization expenses as well as research and development expenses, an increase in manufacturing costs, and the impact of a decrease in sales of image sensors for industrial equipment and security cameras.

Financial Services

The Financial Services segment results include Sony Financial Group Inc. (“SFGI”) and SFGI’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc., and Sony Bank Inc. The results discussed in the Financial Services segment differ from the results that SFGI and SFGI’s consolidated subsidiaries disclose separately on a Japanese statutory basis.

Financial services revenue decreased 292.9 billion yen year-on-year to 961.3 billion yen, mainly due to a significant decrease in revenue at Sony Life. Revenue at Sony Life decreased 317.0 billion yen year-on-year to 802.9 billion yen, due to a deterioration in net gains and losses on investments in the separate accounts. Operating income increased 87.9 billion yen year-on-year to 190.2 billion yen. This significant increase in operating income was mainly due to a significant increase in operating income at Sony Life, as well as the recovery of 22.1 billion yen of an unauthorized withdrawal of funds at a subsidiary of Sony Life in the current nine months which was recorded as a 16.8 billion yen loss in the same period of the previous fiscal year. Operating income at Sony Life increased 43.8 billion yen year-on-year to 148.5 billion yen, mainly due to a gain recorded on the sale of real estate, an improvement in net gains and losses related to market fluctuations, and an increase in profits due to accumulation of policy amount in force, partially offset by primarily an increase in insurance payments related to COVID-19.

Operating Performance by Geographic Area

For operating performance by geographic area, please refer to “sales and operating revenue attributed to countries and areas based on location of external customers” in “IV Financial Statements – Notes to Condensed Consolidated Financial Statements - 4. Business segment information.”

Foreign Exchange Fluctuations and Risk Hedging

Note for readers of this English translation:

Except for the information set forth below, there was no significant change from the information presented in the Foreign Exchange Fluctuations and Risk Hedging section of the Annual Report on Form 20-F filed with the SEC on June 28, 2022. Although foreign exchange rates have fluctuated during the nine-month period ended December 31, 2022, there has been no significant change in Sony’s risk hedging policy as described in the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

During the current nine months, the average rates of the yen were 136.4 yen against the U.S. dollar and 140.5 yen against the euro, which were 25.4 yen and 9.9 yen weaker year-on-year, respectively.

For the current nine months, sales were 8 trillion 476.3 billion yen, an increase of 11% year-on-year, while on a constant currency basis, sales decreased approximately 5% year-on-year. For further details about the impact of foreign exchange rate fluctuations on sales and operating income, please refer to the Note below.

The table below indicates the impact of changes in foreign exchange rates on sales and operating income of each of the G&NS, ET&S and I&SS segments. Also, please refer to the “Results of Operations” section, which discusses the impact of foreign exchange rates within segments and categories where foreign exchange rate fluctuations had a significant impact.

		(Billions of yen)
		Nine months ended December 31		Impact of changes in foreign exchange rates
		2021	2022
G&NS	Sales	¥2,074.5	¥2,571.4	+¥412.8
	Operating income	258.8	211.1	-42.0
ET&S	Sales	1,845.1	1,982.2	+238.3
	Operating income	224.5	212.5	+9.1
I&SS	Sales	821.1	1,053.4	+201.1
	Operating income	144.9	180.5	+115.4

In addition, sales for the Music segment increased 25% year-on-year to 1 trillion 31.1 billion yen, an approximate 8% increase on a constant currency basis. In the Pictures segment, sales increased 9% year-on-year to 1 trillion 10.4 billion yen, an approximate 11% decrease on a U.S. dollar basis. As most of the operations in Sony’s Financial Services segment are based in Japan, Sony’s management analyzes the performance of the Financial Services segment on a yen basis only.

Note:

Sales on a Constant Currency Basis and the Impact of Foreign Exchange Rate Fluctuations

The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME and SMP in the Music segment, and in the Pictures segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

Results for the Pictures segment are described on a U.S. dollar basis as the Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on sales and operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with IFRS. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Status of Cash Flows*

Operating Activities: Net cash outflow from operating activities during the current nine months was 81.6 billion yen, compared to a net cash inflow of 808.6 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 189.7 billion yen, a decrease of 376.1 billion yen year-on-year. This decrease was primarily due to a larger year-on-year increase in inventories and content assets as well as a smaller increase in trade payables, partially offset by a year-on-year increase in income before income taxes after taking into account non-cash adjustments (including depreciation and amortization, including amortization of contract costs, other operating (income) expense, net and (gain) loss on securities, net) and a smaller increase in trade receivables and contract assets.

The Financial Services segment had a net cash outflow of 227.2 billion yen, compared to a net cash inflow of 282.2 billion yen in the same period of the previous fiscal year. This change was mainly due to a smaller year-on-year increase in borrowings in the life insurance business and the banking business.

Investing Activities: During the current nine months, Sony used 857.5 billion yen of net cash in investing activities, an increase of 334.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 841.1 billion yen net cash outflow, an increase of 330.7 billion yen year-on-year. This increase was mainly due to the acquisition of shares of Bungie, Inc., an additional investment in Epic Games, Inc. (“Epic Games”) and a payment related to the acquisition of Industrial Media. Additionally, the same period of the previous fiscal year included the purchase of the equity interest in Ellation Holdings, Inc. (“Ellation”), which operates the anime business Crunchyroll, the purchase of shares and related assets of certain subsidiaries of Kobalt Music Group Limited including AWAL, Kobalt’s music distribution business mainly for independent recording artists, and an additional investment in Epic Games.

The Financial Services segment used 19.2 billion yen of net cash in investing activities, essentially flat year-on-year.

Financing Activities: Net cash inflow from financing activities during the current nine months was 99.3 billion yen, compared to a net cash outflow of 278.7 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 107.9 billion yen net cash inflow, compared to a net cash outflow of 270.7 billion yen in the same period of the previous fiscal year. The cash inflow in the current nine months was primarily due to the procurement of long-term bank loans and the issuance of straight bonds.

In the Financial Services segment, there was a 49.9 billion yen net cash outflow, essentially flat year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents as of December 31, 2022 was 1 trillion 288.0 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 695.1 billion yen as of December 31, 2022, a decrease of 465.4 billion yen compared with the balance as of March 31, 2022, and a decrease of 408.2 billion yen compared with the balance as of December 31, 2021. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 592.9 billion yen as of December 31, 2022, a decrease of 296.3 billion yen compared with the balance as of March 31, 2022, and a decrease of 126.4 billion yen compared with the balance as of December 31, 2021.

*Sony’s disclosure includes information regarding cash flow for all segments excluding the Financial Services segment. This information is derived from the following condensed statement of cash flows. The condensed statement of cash flows, which includes the above-mentioned cash flow information, is not prepared in accordance with IFRS, which Sony uses to prepare its condensed consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s condensed consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment are included in those respective presentations, but are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows

	Yen in millions
	Nine months ended December 31

	Financial Services		Sony without Financial Services		Consolidated
	2021	2022	2021	2022	2021	2022

Cash flows from operating activities:
Income (loss) before income taxes	102,274	190,197	964,760	885,881	1,027,878	1,035,711
Adjustments to reconcile income (loss) before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs	18,682	19,583	601,433	716,059	620,115	735,642
Amortization of deferred insurance acquisition costs	46,605	82,169	-	-	46,605	82,169
Other operating (income) expense, net	269	(4,290)	(71,116)	(5,681)	(70,847)	(12,278)
(Gain) loss on securities, net (other than Financial Services segment)	-	-	23,606	27,154	23,606	27,154
Change in future insurance policy benefits and other	300,632	156,149	-	-	300,632	156,149
Change in policyholders’ account in the life insurance business, less cash impact	291,078	(148,264)	-	-	291,078	(148,264)
Net cash impact of policyholders’ account in the life insurance business	153,714	263,986	-	-	153,714	263,986
Changes in assets and liabilities:
(Increase) decrease in trade receivables and contract assets	(35,697)	8,946	(398,020)	(298,206)	(428,153)	(283,431)
(Increase) decrease in inventories	-	-	(134,997)	(572,541)	(134,997)	(572,541)
(Increase) decrease in investments and advances in the Financial Services segment	(1,145,193)	(908,293)	-	-	(1,145,193)	(908,293)
(Increase) decrease in content assets	-	-	(407,502)	(485,450)	(407,502)	(485,450)
(Increase) decrease in deferred insurance acquisition costs	(83,383)	(88,976)	-	-	(83,383)	(88,976)
Increase (decrease) in trade payables	(19,833)	(43,819)	166,378	111,860	140,852	62,428
Increase (decrease) in deposits from customers in the banking business	164,387	194,976	-	-	164,387	194,976
Increase (decrease) in borrowings in the life insurance business and the banking business	478,305	100,670	-	-	478,305	100,670
Increase (decrease) in taxes payable other than income taxes, net	900	830	(14,737)	(35,742)	(13,837)	(34,912)
Other	9,426	(51,037)	(164,043)	(153,671)	(154,659)	(206,363)

Net cash provided by (used in) operating activities	282,166	(227,173)	565,762	189,663	808,601	(81,623)

Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets	(15,720)	(19,642)	(322,833)	(415,597)	(338,553)	(434,748)
Payments for investments and advances (other than Financial Services segment)	-	-	(63,201)	(185,577)	(63,201)	(185,577)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)	-	-	23,033	11,740	23,033	11,740
Other	2,914	416	(147,417)	(251,640)	(144,503)	(248,938)

Net cash provided by (used in) investing activities	(12,806)	(19,226)	(510,418)	(841,074)	(523,224)	(857,523)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	(8,138)	(8,514)	(133,832)	278,516	(141,970)	270,002
Dividends paid	(39,159)	(41,335)	(74,208)	(86,384)	(74,208)	(86,383)
Other	(5)	(3)	(62,680)	(84,268)	(62,517)	(84,271)

Net cash provided by (used in) financing activities	(47,302)	(49,852)	(270,720)	107,864	(278,695)	99,348

Effect of exchange rate changes on cash and cash equivalents	-	-	28,914	78,142	28,914	78,142

Net increase (decrease) in cash and cash equivalents	222,058	(296,251)	(186,462)	(465,405)	35,596	(761,656)
Cash and cash equivalents at beginning of the fiscal year	497,218	889,140	1,289,764	1,160,496	1,786,982	2,049,636

Cash and cash equivalents at end of the period	719,276	592,889	1,103,302	695,091	1,822,578	1,287,980

ii) Issues Facing Sony and Management’s Response to those Issues

Note for readers of this English translation:

There was no significant change from the information presented in the Trend Information section of the Annual Report on Form 20-F filed with the SEC on June 28, 2022. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

iii) Research and Development

Note for readers of this English translation:

There was no significant change from the information presented as Research and Development in the Annual Report on Form 20-F filed with the SEC on June 28, 2022.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

Research and development costs for the nine months ended December 31, 2022 totaled 530.5 billion yen. There were no significant changes in research and development activities for the period.

iv) Liquidity Management and Market Access

Note for readers of this English translation:

Except for the information related to the committed lines of credit and others set forth below, there was no significant change from the information presented in the Annual Report on Form 20-F filed with the SEC on June 28, 2022. The changes are indicated by underlines below. Any forward-looking statements included in the descriptions below are based on management’s current judgment.

URL: The Annual Report on Form 20-F filed with the SEC on June 28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

An important financial objective of Sony is to maintain the strength of its financial condition, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities (including asset sales) and by the available cash balance; however, Sony also raises funds as needed from financial and capital markets through means such as corporate bonds, commercial paper (“CP”) and bank loans. Sony Group Corporation, Sony Global Treasury Services Plc (“SGTS”), a finance subsidiary in the U.K., and Sony Capital Corporation (“SCC”), a finance subsidiary in the U.S., maintain CP programs with access to the Japanese, U.S. and European CP markets. The borrowing limits under these CP programs, translated into yen, were 1,111.6 billion yen in total for Sony Group Corporation, SGTS and SCC as of March 31, 2022. There were no amounts outstanding under the CP programs as of March 31, 2022. In August and October 2022, in order to enhance liquidity, Sony executed an approximate 1.175 billion U.S. dollar bank loan from a group of banks with three, five and ten-year maturity terms for the purpose of covering the consideration for the acquisition of 100% of the equity interest in Ellation, a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll,” in August 2021. This bank loan utilizes the co-financing facility of Japan Bank for International Cooperation (“JBIC”), which aims to facilitate overseas mergers and acquisitions by Japanese companies. Approximately 60%, or 0.705 billion U.S. dollars, is from the JBIC and borrowed in U.S. dollars in October 2022, and approximately 40%, or 70 billion yen (approximately 0.47 billion U.S. dollars) is from Japanese private banks and borrowed in yen in August 2022. In December 2022, Sony Group Corporation issued unsecured straight bonds in the total principal amount of 150.0 billion yen. Sony Group Corporation used all of the proceeds of the issued bonds for the repayment of CP by the end of December 2022. If disruption and volatility occur in financial and capital markets and Sony becomes unable to raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 639.3 billion yen in unused committed lines of credit, as of December 31, 2022. Details of those committed lines of credit are: a 275.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, a 1.7 billion U.S. dollar multi-currency committed line of credit also contracted with a syndicate of Japanese banks and a 1.05 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks. Sony currently believes that it can sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its available cash balance, even in the event that financial and capital markets become illiquid. Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. However, in the event of a downgrade in Sony’s credit ratings, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation. Even though the cost of borrowing for some committed lines of credit could change according to Sony’s credit ratings, there are no financial covenants that would cause any impairment on the ability to draw down on unused facilities.

(3)     Material Contracts

There were no material contracts executed or determined to be executed during the three months ended December 31, 2022.

  Note for readers of this English translation:

There was no significant change from the information presented in the Annual Report on Form 20-F (“Patents and Licenses” in Item 4) filed with the SEC on June 28, 2022. This disclosure does not correspond to or update Item 10.C of the Annual Report on Form 20-F.

URL: The Annual Report on Form 20-F filed with the SEC on June  28, 2022

https://www.sec.gov/Archives/edgar/data/313838/000119312522183263/d207380d20f.htm

  III     Company Information

  (1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Name of Securities Exchanges where the shares are listed or authorized Financial Instruments Firms Association where the shares are registered	Description
	As of the end of the third quarterly period (December 31, 2022)	As of the filing date of the Quarterly Securities Report (February 8, 2023)
Common stock	1,261,081,781	1,261,081,781	Tokyo Stock Exchange New York Stock Exchange	The number of shares constituting one full unit is one hundred (100).

Total	1,261,081,781	1,261,081,781	—	—

Note:	The Company’s shares of common stock are listed on the Prime Section of the Tokyo Stock Exchange in Japan.

ii) Stock Acquisition Rights (“SARs”)

  Note for readers of this English translation:

The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the SARs listed below which were issued during the three months ended December 31, 2022. A summary of such terms and conditions has previously been filed with or submitted to the SEC under Form 6-K or Form S-8. There has been no change to such terms and conditions since the applicable date of such filings or submissions.

URL: The list of documents previously filed or submitted by the Company

https://www.sec.gov/Archives/edgar/data/313838/000115752322001458/a52955607.htm

https://www.sec.gov/Archives/edgar/data/313838/000115752322001634/a52968291.htm

Stock acquisition rights issued during the three months ended December 31, 2022.

Name (Date of resolution of the Board of Directors)	Number of SARs issued	Number of shares of common stock to be issued or transferred
The forty-seventh series of Common Stock Acquisition Rights (November 1, 2022)	24,320	2,432,000
The forty-eighth series of Common Stock Acquisition Rights (November 1, 2022)	23,123	2,312,300

iii) Status of the Exercise of Moving Strike Convertible Bonds

Not applicable.

iv) Changes in the Total Number of Shares Issued and the Amount of Common Stock, etc.

Period	Change in the total number of shares issued (Thousands)	Balance of the total number of shares issued (Thousands)	Change in the amount of common stock (Yen in Millions)	Balance of the amount of common stock (Yen in Millions)	Change in the legal capital surplus (Yen in Millions)	Balance of the legal capital surplus (Yen in Millions)
From October 1 to December 31, 2022	—	1,261,082	—	880,365	—	1,094,058

 v) Status of Major Shareholders

(As of December 31, 2022)

Name	Address	Number of shares held (Thousands)	Percentage of shares held to total shares (Excluding treasury shares) issued (%)
The Master Trust Bank of Japan, Ltd. (Trust account) *1	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	229,562	18.59
Citibank as Depositary Bank for Depositary Receipt Holders *2 (Local Custodian: MUFG Bank, Ltd.)	388 Greenwich St., 14th fl., New York, NY 10013, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	117,620	9.53
Custody Bank of Japan, Ltd. (Trust account) *1	1-8-12, Harumi, Chuo-ku, Tokyo	76,862	6.23
JP Morgan Chase Bank 385632 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	24,143	1.96
Government of Norway (Local Custodian: Citibank, N.A., Tokyo Branch)	Bankplassen 2, 0107 Oslo 1 Oslo 0107 NO (6-27-30 Shinjuku, Shinjuku-ku, Tokyo)	22,105	1.79
State Street Bank West Client – Treaty 505234 *3 (Local Custodian: Mizuho Bank, Ltd.)	1776 Heritage Drive, North Quincy, MA 02171, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	21,761	1.76
GIC Private Limited – C (Local Custodian: MUFG Bank, Ltd.)	168 Robinson Road #37-01 Capital Tower Singapore 068912 (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	20,261	1.64
SSBTC Client Omnibus Account *3 (Local Custodian: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	One Lincoln Street, Boston MA USA 02111 (3-11-1, Nihonbashi, Chuo-ku, Tokyo)	17,749	1.44
JP Morgan Chase Bank 385781 *3 (Local Custodian: Mizuho Bank, Ltd.)	25 Bank Street, Canary Wharf, London, E14 5JP, United Kingdom (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	16,605	1.34
The Bank of New York Mellon 140042 *3 (Local Custodian: Mizuho Bank, Ltd.)	240 Greenwich Street, New York, NY 10286, U.S.A. (Shinagawa Intercity Tower A, 2-15-1, Konan, Minato-ku, Tokyo)	12,846	1.04
Total		559,514	45.32

  Notes:

*1.	The shares held by each shareholder are held in trust for investors, including shares in securities investment trusts.
*2.	Citibank as Depositary Bank for Depositary Receipt Holders is the nominee of Citibank, N.A.
*3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. These shareholders are also the nominees for these investors.

4.

Sumitomo Mitsui Trust Bank, Limited filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of June 6, 2022 and reported that Sumitomo Mitsui Trust Asset Management Co., Ltd. and one joint holder held shares of the Company as of May 31, 2022 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of December 31, 2022.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Sumitomo Mitsui Trust Asset Management Co., Ltd. and 1 Joint Holder	82,189	6.52

5.

Nomura Asset Management Co., Ltd. filed its “Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of October 6, 2020 and reported that Nomura Asset Management Co., Ltd. and three joint holders held shares of the Company as of September 30, 2020 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of December 31, 2022.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
Nomura Asset Management Co., Ltd. and 3 Joint Holders	63,157	5.01

6.

BlackRock Japan Co., Ltd. filed its “Amendment to the Bulk Shareholding Report” with the Director-General of the Kanto Local Finance Bureau in Japan as of March 22, 2017 and reported that BlackRock Japan Co., Ltd. and eight Joint Holders held shares of the Company as of March 15, 2017 as provided in the below table. However, their holdings are not reflected in the status of major shareholders above since the Company has not been able to confirm beneficial ownership information of such holders as of December 31, 2022.

Name	Number of shares, etc. held (Thousands)	Percentage of shares, etc. held to total shares issued (%)
BlackRock Japan Co., Ltd. and 8 Joint Holders	79,185	6.27

vi) Status of Voting Rights

1) Shares Issued

(As of December 31, 2022)

Classification	Number of shares of common stock	Number of voting rights (Units)	Description
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	26,391,400	—	—
Shares with full voting rights (Others)	1,232,877,000	12,328,770	—

Shares constituting less than one full unit	1,813,381	—	Shares constituting less than one full unit (100 shares)
Total number of shares issued	1,261,081,781	—	—
Total voting rights held by all shareholders	—	12,328,770	—

Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 18,800 shares of common stock held under the name of Japan Securities Depository Center, Incorporated. Also included in “Shares with full voting rights (Others)” under “Number of voting rights (Units)” are 188 units of voting rights relating to the shares of common stock with full voting rights held under the name of Japan Securities Depository Center, Incorporated.

 2) Treasury Stock, etc.

(As of December 31, 2022)

Name of shareholder	Address of shareholder	Number of shares held under own name	Number of shares held under the names of others	Total number of shares held	Percentage of shares held to total shares issued (%)
Sony Group Corporation (Treasury stock)	1-7-1, Konan, Minato-ku, Tokyo	26,391,400	—	26,391,400	2.09
Total	—	26,391,400	—	26,391,400	2.09

 Notes:

1.

In addition to the 26,391,400 shares listed above, there are 300 shares of common stock held in the name of the Company in the register of shareholders that the Company does not beneficially own. These shares are included in “Shares with full voting rights (Others)” in Table 1) “Shares Issued” above.

2.	Upon the disposal of treasury shares mainly due to the exercise of SARs from January 1, 2023 to January 31, 2023, the number of shares held decreased by 28 thousand shares.

 (2)     Directors and Corporate Executive Officers

There was no change in directors or corporate executive officers in the period from the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended March 31, 2022 to the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

IV         Financial Statements

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

(1) Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Financial Position (Unaudited)

		Yen in millions
	Note	March 31, 2022	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents		2,049,636	1,287,980
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 94,147 million yen and 79,067 million yen as of March 31, 2022 and December 31, 2022, respectively)	5	360,673	323,390
Trade and other receivables, and contract assets		1,628,521	1,978,985
Inventories		874,007	1,464,515
Other financial assets	5	149,301	144,626
Other current assets		473,070	566,819
Total current assets		5,535,208	5,766,315
Non-current assets:
Investments accounted for using the equity method		268,513	317,405
Investments and advances in the Financial Services segment (including assets pledged that secured parties are permitted to sell or repledge of 2,700,603 million yen and 2,618,447 million yen as of March 31, 2022 and December 31, 2022, respectively)	5	18,445,088	17,504,209
Property, plant and equipment		1,113,213	1,280,372
Right-of-use assets		413,430	429,392
Goodwill	10	952,895	1,267,100
Content assets	10	1,342,046	1,565,222
Other intangible assets	10	450,103	556,210
Deferred insurance acquisition costs		676,526	690,374
Deferred tax assets		298,589	338,882
Other financial assets	5	696,306	849,047
Other non-current assets		289,050	307,962
Total non-current assets		24,945,759	25,106,175
Total assets		30,480,967	30,872,490

  (Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Financial Position (Unaudited) (Continued)

		Yen in millions
	Note	March 31, 2022	December 31, 2022
LIABILITIES
Current liabilities:
Short-term borrowings		1,976,553	2,092,624
Current portion of long-term debt	5	171,409	193,414
Trade and other payables		1,843,242	2,024,291
Deposits from customers in the banking business		2,886,361	3,071,144
Income taxes payables		106,092	176,730
Participation and residual liabilities in the Pictures segment		190,162	215,503
Other financial liabilities	5	97,843	82,497
Other current liabilities		1,488,488	1,640,632
Total current liabilities		8,760,150	9,496,835
Non-current liabilities:
Long-term debt	5	1,203,646	1,514,355
Defined benefit liabilities		254,548	249,437
Deferred tax liabilities		696,492	170,680
Future insurance policy benefits and other	6	7,039,034	7,191,165
Policyholders’ account in the life insurance business	6	4,791,295	4,907,618
Participation and residual liabilities in the Pictures segment		220,113	205,579
Other financial liabilities	5	211,959	339,652
Other non-current liabilities		106,481	123,394
Total non-current liabilities		14,523,568	14,701,880
Total liabilities		23,283,718	24,198,715
EQUITY
Sony Group Corporation’s stockholders’ equity:	7
Common stock		880,365	880,365
Additional paid-in capital		1,461,053	1,458,208
Retained earnings		3,760,763	4,468,327
Accumulated other comprehensive income		1,222,332	30,078
Treasury stock, at cost		(180,042)	(220,260)
Equity attributable to Sony Group Corporation’s stockholders		7,144,471	6,616,718
Noncontrolling interests		52,778	57,057
Total equity		7,197,249	6,673,775
Total liabilities and equity		30,480,967	30,872,490

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Income (Unaudited)

		Yen in millions
		Nine months ended December 31
	Note	2021	2022
Sales and financial services revenue:	8
Sales		6,410,143	7,523,263
Financial services revenue		1,247,384	953,024
Total sales and financial services revenue		7,657,527	8,476,287
Costs and expenses:
Cost of sales		4,401,169	5,241,857
Selling, general and administrative		1,138,719	1,418,411
Financial services expenses		1,144,840	767,117
Other operating (income) expense, net	11	(70,847)	(12,278)
Total costs and expenses		6,613,881	7,415,107
Share of profit (loss) of investments accounted for using the equity method		20,064	18,562
Operating income		1,063,710	1,079,742
Financial income		14,989	19,862
Financial expenses		50,821	63,893
Income before income taxes		1,027,878	1,035,711
Income taxes		252,443	221,228
Net income		775,435	814,483

Net income attributable to
Sony Group Corporation’s stockholders		771,096	808,968
Noncontrolling interests		4,339	5,515

		Yen
		Nine months ended December 31
	Note	2021	2022
Per share data:	9
Net income attributable to Sony Group Corporation’s stockholders
– Basic		622.03	654.41
– Diluted		616.00	651.11

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Income (Unaudited)

		Yen in millions
		Three months ended December 31
	Note	2021	2022
Sales and financial services revenue:	8
Sales		2,562,227	3,056,183
Financial services revenue		469,092	356,731
Total sales and financial services revenue		3,031,319	3,412,914
Costs and expenses:
Cost of sales		1,787,301	2,161,904
Selling, general and administrative		423,509	529,188
Financial services expenses		433,761	301,924
Other operating (income) expense, net	11	(70,960)	(1,484)
Total costs and expenses		2,573,611	2,991,532
Share of profit (loss) of investments accounted for using the equity method		7,475	7,355
Operating income		465,183	428,737
Financial income		4,962	6,943
Financial expenses		8,576	37,101
Income before income taxes		461,569	398,579
Income taxes		113,645	70,073
Net income		347,924	328,506

Net income attributable to
Sony Group Corporation’s stockholders		346,161	326,809
Noncontrolling interests		1,763	1,697

		Yen
		Three months ended December 31
	Note	2021	2022
Per share data:	9
Net income attributable to Sony Group Corporation’s stockholders
– Basic		279.23	264.56
– Diluted		276.65	263.89

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Nine months ended December 31
	Note	2021	2022
Net income		775,435	814,483
Other comprehensive income, net of tax —	7
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(70,656)	(9,520)
Remeasurement of defined benefit pension plans		118	39
Share of other comprehensive income of investments accounted for using the equity method		341	131
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		65,773	(1,343,733)
Cash flow hedges		1,598	17,719
Insurance contract valuation adjustments		157	1,624
Exchange differences on translating foreign operations		69,019	140,581
Share of other comprehensive income of investments accounted for using the equity method		355	2,792
Total other comprehensive income, net of tax		66,705	(1,190,367)
Comprehensive income		842,140	(375,884)
Comprehensive income attributable to
Sony Group Corporation’s stockholders		836,770	(383,338)
Noncontrolling interests		5,370	7,454

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Yen in millions
		Three months ended December 31
	Note	2021	2022
Net income		347,924	328,506
Other comprehensive income, net of tax —
Items that will not be reclassified to profit or loss
Changes in equity instruments measured at fair value through other comprehensive income		(40,247)	5,988
Remeasurement of defined benefit pension plans		1,870	10
Share of other comprehensive income of investments accounted for using the equity method		395	(141)
Items that may be reclassified subsequently to profit or loss
Changes in debt instruments measured at fair value through other comprehensive income		23,242	(316,021)
Cash flow hedges		671	10,128
Insurance contract valuation adjustments		21	685
Exchange differences on translating foreign operations		54,388	(223,403)
Share of other comprehensive income of investments accounted for using the equity method		338	(1,649)
Total other comprehensive income, net of tax		40,678	(524,403)
Comprehensive income		388,602	(195,897)
Comprehensive income attributable to
Sony Group Corporation’s stockholders		385,770	(194,860)
Noncontrolling interests		2,832	(1,037)

The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Changes in Stockholders’ Equity (Unaudited)

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2021		880,214	1,489,597	2,914,503	1,520,257	(124,228)	6,680,343	43,996	6,724,339
Comprehensive income:
Net income				771,096			771,096	4,339	775,435
Other comprehensive income, net of tax	7				65,674		65,674	1,031	66,705
Total comprehensive income				771,096	65,674		836,770	5,370	842,140
Transfer to retained earnings				6,187	(6,187)		-		-
Transactions with stockholders and other:
Issuance of new shares		151	151				302		302
Exercise of stock acquisition rights			479			9,141	9,620		9,620
Conversion of convertible bonds			(2,672)	(521)		16,439	13,246		13,246
Stock-based compensation			3,858				3,858		3,858
Dividends declared				(74,385)			(74,385)	(2,646)	(77,031)
Purchase of treasury stock						(50,498)	(50,498)		(50,498)
Reissuance of treasury stock			1,543			1,747	3,290		3,290
Transactions with noncontrolling interests shareholders and other			(36,377)				(36,377)	4,060	(32,317)
Balance at December 31, 2021		880,365	1,456,579	3,616,880	1,579,744	(147,399)	7,386,169	50,780	7,436,949

		Yen in millions
	Note	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at April 1, 2022		880,365	1,461,053	3,760,763	1,222,332	(180,042)	7,144,471	52,778	7,197,249
Comprehensive income:
Net income				808,968			808,968	5,515	814,483
Other comprehensive income, net of tax	7				(1,192,306)		(1,192,306)	1,939	(1,190,367)
Total comprehensive income				808,968	(1,192,306)		(383,338)	7,454	(375,884)
Transfer to retained earnings				(52)	52		-		-
Transactions with stockholders and other:
Exercise of stock acquisition rights			(6)	(859)		5,696	4,831		4,831
Conversion of convertible bonds			(2,588)	(13,858)		42,993	26,547		26,547
Stock-based compensation			7,413				7,413		7,413
Dividends declared				(86,635)			(86,635)	(5,470)	(92,105)
Purchase of treasury stock						(91,307)	(91,307)		(91,307)
Reissuance of treasury stock			1,234			2,400	3,634		3,634
Transactions with noncontrolling interests shareholders and other			(8,898)				(8,898)	2,295	(6,603)
Balance at December 31, 2022		880,365	1,458,208	4,468,327	30,078	(220,260)	6,616,718	57,057	6,673,775

  The accompanying notes are an integral part of these statements.

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

		Yen in millions
		Nine months ended December 31
	Note	2021	2022
Cash flows from operating activities:
Income before income taxes		1,027,878	1,035,711
Adjustments to reconcile income before income taxes to net cash provided by (used in) operating activities:
Depreciation and amortization, including amortization of contract costs		620,115	735,642
Amortization of deferred insurance acquisition costs		46,605	82,169
Other operating (income) expense, net		(70,847)	(12,278)
Loss on securities, net (other than Financial Services segment)		23,606	27,154
Share of profit of investments accounted for using the equity method, net of dividends		(11,588)	(12,166)
Change in future insurance policy benefits and other		300,632	156,149
Change in policyholders’ account in the life insurance business, less cash impact		291,078	(148,264)
Net cash impact of policyholders’ account in the life insurance business		153,714	263,986
Changes in assets and liabilities:
Increase in trade receivables and contract assets		(428,153)	(283,431)
Increase in inventories		(134,997)	(572,541)
Increase in investments and advances in the Financial Services segment		(1,145,193)	(908,293)
Increase in content assets		(407,502)	(485,450)
Increase in deferred insurance acquisition costs		(83,383)	(88,976)
Increase in trade payables		140,852	62,428
Increase in deposits from customers in the banking business		164,387	194,976
Increase in borrowings in the life insurance business and the banking business		478,305	100,670
Decrease in taxes payable other than income taxes, net		(13,837)	(34,912)
(Increase) decrease in other financial assets and other current assets		13,599	(36,093)
Increase in other financial liabilities and other current liabilities		9,571	95,185
Income taxes paid		(154,491)	(183,097)
Other		(11,750)	(70,192)
Net cash provided by (used in) operating activities		808,601	(81,623)

(Continued on the following page.)

SONY GROUP CORPORATION AND CONSOLIDATED SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited) (Continued)

		Yen in millions
		Nine months ended December 31
	Note	2021	2022
Cash flows from investing activities:
Payments for property, plant and equipment and other intangible assets		(338,553)	(434,748)
Proceeds from sales of property, plant and equipment and other intangible assets		8,038	9,474
Payments for investments and advances (other than Financial Services segment)		(63,201)	(185,577)
Proceeds from sales or return of investments and collections of advances (other than Financial Services segment)		23,033	11,740
Payments for purchases of businesses	10	(224,970)	(280,447)
Proceeds from sales of businesses	11	64,609	1,221
Other		7,820	20,814
Net cash used in investing activities		(523,224)	(857,523)
Cash flows from financing activities:
Increase in short-term borrowings, net		1,381	27,765
Proceeds from issuance of long-term debt		18,370	348,565
Payments of long-term debt		(161,721)	(106,328)
Dividends paid		(74,208)	(86,383)
Payments for purchases of treasury stock		(50,498)	(91,307)
Other		(12,019)	7,036
Net cash provided by (used in) financing activities		(278,695)	99,348
Effect of exchange rate changes on cash and cash equivalents		28,914	78,142
Net increase (decrease) in cash and cash equivalents		35,596	(761,656)
Cash and cash equivalents at beginning of the fiscal year		1,786,982	2,049,636
Cash and cash equivalents at end of the period		1,822,578	1,287,980

The accompanying notes are an integral part of these statements.

Index to Notes to Condensed Consolidated Financial Statements

Sony Group Corporation and Consolidated Subsidiaries

Notes to Condensed Consolidated Financial Statements (Unaudited)

Sony Group Corporation and Consolidated Subsidiaries

1.	Reporting entity

Sony Group Corporation is a public company domiciled in Japan. Sony Group Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony” or “Sony Group”) are engaged in the development, design, production, manufacture, offer and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets such as network services, home gaming consoles and software, televisions, audio and video recorders and players, still and video cameras, smartphones, and image sensors. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products and services are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales and offers via the internet. Sony is engaged in the development, production, manufacture, and distribution of recorded music and the management and licensing of the words and music of songs as well as production and distribution of animation titles and game applications. Sony is also engaged in the production, acquisition and distribution of motion pictures and television programming and the operation of television and digital networks. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance businesses through its Japanese insurance subsidiaries and banking business through a Japanese internet-based banking subsidiary.

2.	Basis of preparation

Compliance with International Financial Reporting Standards

The condensed consolidated financial statements of Sony have been prepared in accordance with International Accounting Standards 34 “Interim Financial Reporting,” as issued by the International Accounting Standards Board.

The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2022, since the condensed consolidated financial statements do not contain all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Approval of condensed consolidated financial statements

The condensed consolidated financial statements were approved by Kenichiro Yoshida, Chairman, President and Chief Executive Officer, and Representative Corporate Executive Officer and Hiroki Totoki, Executive Deputy President and Chief Financial Officer and Representative Corporate Executive Officer on February 8, 2023.

Basis of measurement

The condensed consolidated financial statements have been prepared on a historical cost basis except for items such as financial instruments measured at fair value.

Functional currency and presentation currency

The condensed consolidated financial statements have been presented in Japanese yen, which is the functional currency of Sony Group Corporation. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen.

Use of estimates and judgments

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions. These estimates and assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated financial statements are prepared based on the same judgements, estimates and assumptions as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2022.

The timing and extent to which the spread of COVID-19 may negatively impact Sony’s business will depend on future developments, which are uncertain. This uncertainty could result in greater variability in accounting estimates and assumptions.

Change in presentation

Condensed Consolidated Statements of Cash Flows

Adjustments for foreign exchange fluctuations related to investments in the Financial Services segment and adjustments for foreign exchange fluctuations related to content assets, which were included in “Other” in cash flows from operating activities in the previous fiscal year, have been reclassified to “Increase in investments and advances in the Financial Services segment” and “Increase in content assets,” respectively, of cash flows from operating activities from the current fiscal year considering the materiality and the nature of the adjustments. Also, adjustments for changes in taxes payable other than income taxes, net, which were included in “Other” in cash flows from operating activities in the previous fiscal year, have been presented separately in cash flows from operating activities from the current fiscal year considering the materiality. According to these changes in presentation, reclassifications within cash flows from operating activities of the condensed consolidated statements of cash flows for the nine months ended December 31, 2021 have been made.

As a result, in the condensed consolidated statements of cash flows for the nine months ended December 31, 2021, (88,421) million yen, which was previously included in “Other” in cash flows from operating activities, has been reclassified to (65,433) million yen of “Increase in investments and advances in the Financial Services segment” and (9,151) million yen of “Increase in content assets,” and also has been presented separately in (13,837) million yen of “Decrease in taxes payable other than income taxes, net” of cash flows from operating activities.

3.	Summary of significant accounting policies

The condensed consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2022. Income taxes are recognized in each interim period based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year.

4.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating income or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chairman, President and Chief Executive Officer.

The former Electronics Products & Solutions segment has been renamed the Entertainment, Technology & Services (“ET&S”) segment effective from April 2022. This change has not resulted in any reclassification of businesses across segments.

The Game & Network Services (“G&NS”) segment includes the network services businesses, the manufacture and sales of home gaming products and the production and sales of software. The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses. The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses. The ET&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the smartphone business and the internet-related service business. The Imaging & Sensing Solutions (“I&SS”) segment includes the image sensors business. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and the banking business in Japan. All Other consists of various operating activities, including the disc manufacturing and recording media businesses. Sony’s products and services are generally unique to a single operating segment.

Segment sales and financial services revenue:

	Yen in millions
	Nine months ended December 31
	2021	2022
Sales and financial services revenue:
Game & Network Services -
Customers	2,027,428	2,502,796
Intersegment	47,085	68,604

Total	2,074,513	2,571,400
Music -
Customers	813,136	1,022,924
Intersegment	9,220	8,212

Total	822,356	1,031,136
Pictures -
Customers	925,246	1,007,752
Intersegment	1,430	2,630

Total	926,676	1,010,382
Entertainment, Technology & Services -
Customers	1,814,019	1,953,118
Intersegment	31,114	29,060

Total	1,845,133	1,982,178
Imaging & Sensing Solutions -
Customers	757,929	975,203
Intersegment	63,204	78,156

Total	821,133	1,053,359
Financial Services -
Customers	1,247,384	953,024
Intersegment	6,762	8,242

Total	1,254,146	961,266
All Other -
Customers	62,678	52,848
Intersegment	11,197	12,278

Total	73,875	65,126
Corporate and elimination	(160,305)	(198,560)

Consolidated total	7,657,527	8,476,287

	Yen in millions
	Three months ended December 31
	2021	2022
Sales and financial services revenue:
Game & Network Services -
Customers	796,734	1,211,617
Intersegment	16,530	34,932

Total	813,264	1,246,549
Music -
Customers	292,371	360,643
Intersegment	3,502	3,104

Total	295,873	363,747
Pictures -
Customers	460,314	330,925
Intersegment	920	612

Total	461,234	331,537
Entertainment, Technology & Services -
Customers	679,595	742,480
Intersegment	7,351	10,343

Total	686,946	752,823
Imaging & Sensing Solutions -
Customers	305,885	386,400
Intersegment	18,928	30,751

Total	324,813	417,151
Financial Services -
Customers	469,092	356,731
Intersegment	2,254	2,301

Total	471,346	359,032
All Other -
Customers	23,387	19,648
Intersegment	4,041	5,412

Total	27,428	25,060
Corporate and elimination	(49,585)	(82,985)

Consolidated total	3,031,319	3,412,914

G&NS intersegment amounts primarily consist of transactions with the ET&S segment. ET&S intersegment amounts primarily consist of transactions with the G&NS segment. I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the ET&S segment. Corporate and elimination includes certain brand and patent royalty income.

Segment profit (loss):

	Yen in millions
	Nine months ended December 31
	2021	2022
Operating income (loss):
Game & Network Services	258,834	211,142
Music	161,079	202,667
Pictures	206,355	103,720
Entertainment, Technology & Services	224,498	212,502
Imaging & Sensing Solutions	144,854	180,527
Financial Services	102,274	190,197
All Other	20,950	16,775

Total	1,118,844	1,117,530
Corporate and elimination	(55,134)	(37,788)

Consolidated operating income	1,063,710	1,079,742

Financial income	14,989	19,862
Financial expenses	(50,821)	(63,893)

Consolidated income before income taxes	1,027,878	1,035,711

	Yen in millions
	Three months ended December 31
	2021	2022
Operating income (loss):
Game & Network Services	92,896	116,248
Music	55,113	62,961
Pictures	149,372	25,445
Entertainment, Technology & Services	80,036	81,094
Imaging & Sensing Solutions	64,650	84,851
Financial Services	35,208	54,263
All Other	8,178	9,062

Total	485,453	433,924
Corporate and elimination	(20,270)	(5,187)

Consolidated operating income	465,183	428,737

Financial income	4,962	6,943
Financial expenses	(8,576)	(37,101)

Consolidated income before income taxes	461,569	398,579

Operating income (loss) is sales and financial services revenue less costs and expenses, and includes the share of profit (loss) of investments accounted for using the equity method.

Other significant items:

	Yen in millions
	Nine months ended December 31
	2021	2022
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	(43)	(125)
Music	2,165	4,800
Pictures	313	164
Entertainment, Technology & Services	944	990
Imaging & Sensing Solutions	(198)	(1,438)
Financial Services	-	-
All Other	16,883	14,171

Consolidated total	20,064	18,562

Depreciation and amortization:
Game & Network Services	44,852	63,159
Music	46,040	48,747
Pictures	294,577	370,244
Entertainment, Technology & Services	67,806	72,320
Imaging & Sensing Solutions	128,449	143,642
Financial Services, including deferred insurance acquisition costs	65,287	101,752
All Other	2,980	3,289

Total	649,991	803,153
Corporate	16,729	14,658

Consolidated total	666,720	817,811

	Yen in millions
	Three months ended December 31
	2021	2022
Share of profit (loss) of investments accounted for using the equity method:
Game & Network Services	(6)	24
Music	1,857	2,343
Pictures	101	92
Entertainment, Technology & Services	454	392
Imaging & Sensing Solutions	(111)	(840)
Financial Services	-	-
All Other	5,180	5,344

Consolidated total	7,475	7,355

Depreciation and amortization:
Game & Network Services	15,611	23,657
Music	18,901	16,628
Pictures	122,045	120,803
Entertainment, Technology & Services	22,678	24,201
Imaging & Sensing Solutions	44,142	49,821
Financial Services, including deferred insurance acquisition costs	18,484	33,862
All Other	887	1,296

Total	242,748	270,268
Corporate	5,801	4,958

Consolidated total	248,549	275,226

Sales to customers by product category:

The following table is a breakdown of sales and financial services revenue to external customers by product category for each segment. Sony management views each segment as a single operating segment.

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2021	2022
Game & Network Services
Digital Software and Add-on Content	1,067,578	1,126,806
Network Services	304,932	345,730
Hardware and Others	654,918	1,030,260

Total	2,027,428	2,502,796

Music
Recorded Music – Streaming	341,911	450,188
Recorded Music – Others	150,065	212,387
Music Publishing	146,344	210,707
Visual Media and Platform	174,816	149,642

Total	813,136	1,022,924

Pictures
Motion Pictures	368,479	360,003
Television Productions	333,885	377,255
Media Networks	222,882	270,494

Total	925,246	1,007,752

Entertainment, Technology & Services
Televisions	697,730	618,736
Audio and Video	253,686	313,552
Still and Video Cameras	339,233	458,711
Mobile Communications	282,854	285,559
Other	240,516	276,560

Total	1,814,019	1,953,118

Imaging & Sensing Solutions	757,929	975,203
Financial Services	1,247,384	953,024
All Other	62,678	52,848
Corporate	9,707	8,622

Consolidated total	7,657,527	8,476,287

	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2021	2022
Game & Network Services
Digital Software and Add-on Content	432,284	508,102
Network Services	102,501	122,201
Hardware and Others	261,949	581,314

Total	796,734	1,211,617

Music
Recorded Music – Streaming	119,506	159,147
Recorded Music – Others	64,281	79,901
Music Publishing	51,902	74,161
Visual Media and Platform	56,682	47,434

Total	292,371	360,643

Pictures
Motion Pictures	191,887	113,087
Television Productions	185,599	123,508
Media Networks	82,828	94,330

Total	460,314	330,925

Entertainment, Technology & Services
Televisions	269,530	250,192
Audio and Video	105,330	122,605
Still and Video Cameras	117,851	171,146
Mobile Communications	102,339	93,302
Other	84,545	105,235

Total	679,595	742,480

Imaging & Sensing Solutions	305,885	386,400
Financial Services	469,092	356,731
All Other	23,387	19,648
Corporate	3,941	4,470

Consolidated total	3,031,319	3,412,914

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through the network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software, game software sold bundled with home gaming consoles, peripheral devices and first-party software for third-party platforms. In the Music segment, Recorded Music – Streaming includes the distribution of digital recorded music by streaming; Recorded Music – Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles and game applications, and various service offerings for music and visual products. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the ET&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Geographic information:

Sales and financial services revenue attributed to countries and areas based on location of external customers for the nine and three months ended December 31, 2021 and 2022 are as follows:

	Yen in millions
	Nine months ended December 31
Sales and financial services revenue:	2021	2022
Japan	2,167,547	1,844,749
United States	2,143,840	2,561,916
Europe	1,438,089	1,612,184
China	590,791	673,439
Asia-Pacific	879,106	1,196,058
Other Areas	438,154	587,941

Total	7,657,527	8,476,287

	Yen in millions
	Three months ended December 31
Sales and financial services revenue:	2021	2022
Japan	789,207	686,213
United States	895,280	1,078,893
Europe	590,111	692,032
China	216,919	238,254
Asia-Pacific	363,841	479,312
Other Areas	175,961	238,210

Total	3,031,319	3,412,914

Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Italy
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East / Africa, Brazil, Mexico and Canada

There are no individually material countries with respect to sales and financial services revenue included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at individually negotiated prices that are intended to reflect a market-based transfer price.

There were no sales or financial services revenue with any single major external customer for the nine and three months ended December 31, 2021 and 2022.

5.	Financial instruments

(1)	Financial instruments measured at fair value on a recurring basis

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Debt instruments and equity instruments

Where quoted prices of financial instruments are available in an active market, these instruments are classified in Level 1 of the fair value hierarchy. Level 1 financial instruments include exchange-traded equity instruments. If quoted market prices are not available for the specific financial instruments or the market is inactive, then fair values are estimated by using pricing models, quoted prices of financial instruments with similar characteristics or discounted cash flows and mainly classified in Level 2 of the fair value hierarchy. Level 2 financial instruments include debt instruments with quoted prices that are not traded as actively as exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, these instruments are classified within Level 3 of the fair value hierarchy. Level 3 financial instruments primarily include certain private equity investments, investment funds, securitized products which are not classified within Level 1 or Level 2 and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. Sony estimates the fair value for private equity investments primarily by using comparable company analysis. The price book-value ratio and price earnings ratio of comparable companies are used as significant unobservable inputs in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as price book-value ratio and price earnings ratio of comparable companies rise (decline). Sony estimates the fair value for certain investment funds by using the net asset value. Sony estimates the fair value for securitized products and domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs by using third-party information such as indicative quotes from dealers without adjustment or discounted cash flows. For validating the fair values of Level 3 financial instruments, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within Level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s derivative positions are valued using internally developed models that use as their basis readily observable market parameters, meaning parameters that are actively quoted and can be validated to external sources, including pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. For derivative products that have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within Level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract valuation models employing market observable inputs, such as spot currency rates and time value. These derivatives are classified within Level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis as of March 31, 2022 and December 31, 2022 is as follows:

	Yen in millions
	March 31, 2022
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	368,273	-	368,273	-	-	368,273	-
Japanese local government bonds	-	600	-	600	-	-	600	-
Japanese corporate bonds	-	15,350	18	15,368	-	-	15,317	51
Foreign government bonds	29,237	185,238	-	214,475	-	-	214,475	-
Foreign corporate bonds	-	-	117	117	-	-	-	117
Securitized products	-	-	3,713	3,713	-	-	3,713	-
Investment funds	-	377,004	48,520	425,524	3	-	409,676	15,845
Equity securities	1,906,244	9,349	3,217	1,918,810	-	-	1,798,536	120,274
Derivative assets
Interest rate contracts	-	26,795	-	26,795	-	32	-	26,763
Foreign exchange contracts	-	30,204	-	30,204	-	28,147	-	2,057
Equity contracts	-	-	4,024	4,024	-	3,669	-	355
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	48,711	-	48,711	4,002	-	44,709	-
Japanese local government bonds	-	26,612	-	26,612	5,315	-	21,297	-
Japanese corporate bonds	-	7,228	-	7,228	3,907	-	3,321	-
Foreign government bonds	-	17,598	-	17,598	1,466	-	16,132	-
Foreign corporate bonds	-	163,395	3,625	167,020	33,690	-	133,330	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	9,667,158	-	9,667,158	-	-	9,667,158	-
Japanese local government bonds	-	36,369	-	36,369	12,435	-	23,934	-
Japanese corporate bonds	-	746,223	154,245	900,468	10,257	-	890,211	-
Foreign government bonds	-	1,353,394	-	1,353,394	-	-	1,353,277	117
Foreign corporate bonds	-	318,699	20,837	339,536	65,000	-	274,131	405
Securitized products	-	41,982	39,859	81,841	-	-	81,841	-
Financial assets designated to be measured at FVOCI
Equity securities	106,499	-	205,509	312,008	-	-	8,016	303,992

Total assets	2,041,980	13,440,182	483,684	15,965,846	136,075	31,848	15,327,947	469,976

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	7,530	-	7,530	471	7,059
Foreign exchange contracts	-	36,582	-	36,582	36,582	-
Equity contracts	11,903	16,105	-	28,008	28,008	-
Contingent consideration	-	-	21,552	21,552	1,475	20,077
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	34,995	34,995	2,435	32,560

Total liabilities	11,903	60,217	56,547	128,667	68,971	59,696

	Yen in millions
	December 31, 2022
					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Investments and advances in the Financial Services segment (Current)	Other financial assets (Current)	Investments and advances in the Financial Services segment (Non-current)	Other financial assets (Non-current)
Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese national government bonds	-	402,199	-	402,199	-	-	402,199	-
Japanese local government bonds	-	599	-	599	-	-	599	-
Japanese corporate bonds	-	14,126	38	14,164	-	-	14,126	38
Foreign government bonds	29,559	167,703	-	197,262	-	-	197,262	-
Foreign corporate bonds	-	3,879	3,361	7,240	-	-	3,879	3,361
Investment funds	-	341,605	62,005	403,610	-	-	386,366	17,244
Equity securities	2,011,039	5,954	6,243	2,023,236	-	-	1,934,206	89,030
Derivative assets
Interest rate contracts	-	51,036	-	51,036	-	202	-	50,834
Foreign exchange contracts	-	52,440	-	52,440	-	47,757	-	4,683
Equity contracts	4,606	6,413	3,998	15,017	-	14,993	-	24
Financial assets designated to be measured at FVPL
Debt securities
Japanese national government bonds	-	9,810	-	9,810	2,001	-	7,809	-
Japanese local government bonds	-	16,017	-	16,017	2,012	-	14,005	-
Japanese corporate bonds	-	3,310	-	3,310	-	-	3,310	-
Foreign government bonds	-	15,012	-	15,012	-	-	15,012	-
Foreign corporate bonds	-	139,479	3,471	142,950	22,557	-	120,393	-
Financial assets required to be measured at FVOCI
Debt securities
Japanese national government bonds	-	8,699,843	-	8,699,843	550	-	8,699,293	-
Japanese local government bonds	-	42,558	-	42,558	1,750	-	40,808	-
Japanese corporate bonds	-	671,779	155,294	827,073	5,559	-	821,514	-
Foreign government bonds	-	1,066,491	-	1,066,491	-	-	1,066,370	121
Foreign corporate bonds	-	323,515	21,701	345,216	49,150	-	296,066	-
Securitized products	-	35,812	41,012	76,824	-	-	76,824	-
Financial assets designated to be measured at FVOCI
Equity securities	100,722	4,217	352,542	457,481	-	-	5,101	452,380

Total assets	2,145,926	12,073,797	649,665	14,869,388	83,579	62,952	14,105,142	617,715

					Presentation in the condensed consolidated statements of financial position
	Level 1	Level 2	Level 3	Total	Other financial liabilities (Current)	Other financial liabilities (Non-current)
Liabilities:
Financial liabilities required to be measured at FVPL
Derivative liabilities
Interest rate contracts	-	8,257	-	8,257	549	7,708
Foreign exchange contracts	-	26,020	-	26,020	26,009	11
Other	-	34	-	34	34	-
Contingent consideration	-	-	48,984	48,984	8,164	40,820
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	-	-	49,592	49,592	-	49,592

Total liabilities	-	34,311	98,576	132,887	34,756	98,131

Transfers of debt securities from Level 2 to Level 1 were 1,953 million yen and 3,229 million yen for the fiscal year ended March 31, 2022 and for the nine months ended December 31, 2022, respectively, as quoted prices in active markets for certain debt securities became available. Transfers of debt securities from Level 1 to Level 2 were 2,523 million yen and 1,970 million yen for the fiscal year ended March 31, 2022 and for the nine months ended December 31, 2022, respectively, as quoted prices in active markets for certain debt securities were not available.

Transfers of equity securities from Level 2 to Level 1 were 12,276 million yen and 25,001 million yen for the fiscal year ended March 31, 2022 and for the nine months ended December 31, 2022, respectively, as quoted prices in active markets for certain equity securities became available. Transfers of equity securities from Level 1 to Level 2 were 5,530 million yen for the nine months ended December 31, 2022, as quoted prices in active markets for certain equity securities were not available. There were no transfers of equity securities from Level 1 to Level 2 for the fiscal year ended March 31, 2022.

Shares of Spotify Technology S.A. (“Spotify”) held by Sony are classified as equity securities required to be measured at fair value through profit or loss. The pre-tax revaluation gains (losses) of the Spotify shares owned by Sony recognized in net income are included in financial income (expenses) in the condensed consolidated statements of income, net of costs to be paid to Sony’s artists and distributed labels.

The valuation techniques used to measure the fair value of assets and liabilities classified as Level 3, significant unobservable inputs, and their range are as follows:

	Valuation technique(s)	Significant unobservable inputs	Range
			March 31, 2022	December 31, 2022
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	Discounted cash flow	Credit spread *	26bp-67bp	32bp-67bp
Foreign corporate bonds			0bp-170bp	0bp-20bp
Securitized products			100bp-160bp	180bp-190bp

* bp = basis point

The decrease (increase) in fair value is the result of higher (lower) credit spreads.

For the above assets classified as Level 3, the fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.

The changes in fair value of Level 3 assets and liabilities for the nine months ended December 31, 2021 and 2022 are as follows:

	Yen in millions
	Nine months ended December 31, 2021
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers into Level 3 *4	Transfers out of Level 3 *5	Other *6	Ending balance

Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	62	-	-	1	-	-	-	(30)	33
Foreign corporate bonds	213	-	-	-	-	-	-	(112)	101
Securitized products	6,142	-	-	-	(2,027)	-	-	-	4,115
Investment funds	37,254	4,176	137	17,179	(14,949)	-	-	-	43,797
Equity securities	3,172	(149)	2	130	-	-	-	-	3,155
Derivative assets
Equity contracts	10,176	(3,168)	285	-	-	-	-	-	7,293
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	93,288	(1)	(1,697)	65,319	-	-	-	-	156,909
Foreign corporate bonds	18,066	408	(11)	-	(4,000)	-	-	(56)	14,407
Securitized products	9,402	(393)	(27)	22,363	(9,176)	3,166	-	-	25,335
Financial assets designated to be measured at FVOCI
Equity securities	104,541	-	16,882	86,942	(5,042)	23	(7,922)	49,047	244,471
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	6,161	841	515	12,994	(1,693)	-	-	(6)	18,812
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	8,179	391	1,031	24,524	(5,226)	-	-	78	28,977

	Yen in millions
	Nine months ended December 31, 2022
		Total gains (losses) *1
	Beginning balance	Net income *2	Other comprehensive income *3	Purchases	Sales and settlements	Transfers into Level 3 *4	Transfers out of Level 3 *5	Other	Ending balance

Assets:
Financial assets required to be measured at FVPL
Debt securities
Japanese corporate bonds	18	-	-	20	-	-	-	-	38
Foreign corporate bonds	117	(30)	-	3,434	(70)	-	-	(90)	3,361
Securitized products	3,713	-	-	-	(3,713)	-	-	-	-
Investment funds	48,520	295	360	15,399	(2,569)	-	-	-	62,005
Equity securities	3,217	(476)	-	3,538	(36)	-	-	-	6,243
Derivative assets
Equity contracts	4,024	(372)	346	-	-	-	-	-	3,998
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	3,625	(154)	-	-	-	-	-	-	3,471
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	154,245	4	(46,528)	47,573	-	-	-	-	155,294
Foreign corporate bonds	20,837	698	(11)	8,000	(7,823)	-	-	-	21,701
Securitized products	39,859	(64)	(105)	10,006	(11,928)	7,373	(4,129)	-	41,012
Financial assets designated to be measured at FVOCI
Equity securities	205,509	-	4,627	142,874	(88)	130	(600)	90	352,542
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	21,552	(1,060)	(2,245)	44,228	(13,227)	-	-	(264)	48,984
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	34,995	(162)	3,175	14,827	(3,251)	-	-	8	49,592

*1	For liability items, gains are presented as negative and losses are presented as positive.
*2

Gains (losses) recognized in net income are included in financial services revenue, other operating (income) expense, net, financial income and financial expenses in the condensed consolidated statements of income.

*3

Gains (losses) recognized in other comprehensive income are included in changes in equity instruments measured at fair value through other comprehensive income, changes in debt instruments measured at fair value through other comprehensive income and exchange differences on translating foreign operations in the condensed consolidated statements of comprehensive income.

*4	Certain financial assets were transferred to Level 3 because the observability of the inputs used decreased.
*5	Certain financial assets were transferred from Level 3 because observable market data became available.
*6	The increase in equity securities designated to be measured at fair value through other comprehensive income is mainly due to a change in the scope of consolidation.

The changes in unrealized gains (losses) recognized in net income for Level 3 assets and liabilities held as of December 31, 2021 and 2022 are as follows:

	Yen in millions
	Nine months ended December 31
	2021	2022
Assets:
Financial assets required to be measured at FVPL
Debt securities
Foreign corporate bonds	-	(30)
Investment funds	2,713	395
Equity securities	16	(477)
Derivative assets
Equity contracts	(3,168)	(372)
Financial assets designated to be measured at FVPL
Debt securities
Foreign corporate bonds	-	(155)
Financial assets required to be measured at FVOCI
Debt securities
Japanese corporate bonds	-	4
Foreign corporate bonds	408	698
Securitized products	(434)	(64)
Liabilities:
Financial liabilities required to be measured at FVPL
Contingent consideration	(854)	1,060
Financial liabilities designated to be measured at FVPL
Redeemable noncontrolling interests	(489)	162

Gains (losses) recognized in net income are included in financial services revenue, other operating (income) expense, net, financial income and financial expenses in the condensed consolidated statements of income.

(2)	Financial instruments measured at amortized cost

The fair values by fair value hierarchy level of certain financial instruments that are measured at amortized cost as of March 31, 2022 and December 31, 2022 are summarized as follows:

	Yen in millions
	March 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	-	86,622	-	86,622	75,634
Japanese local government bonds	-	1,963	-	1,963	1,717
Japanese corporate bonds	-	3,727	-	3,727	3,583
Foreign corporate bonds	-	5,121	-	5,121	5,047
Securitized products	-	-	269,376	269,376	271,308
Other	-	41	909	950	949
Housing loans in the banking business	-	-	2,837,349	2,837,349	2,752,985

Total assets	-	97,474	3,107,634	3,205,108	3,111,223

Liabilities:
Long-term debt including the current portion	-	841,249	60,873	902,122	909,706

Total liabilities	-	841,249	60,873	902,122	909,706

	Yen in millions
	December 31, 2022
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Debt securities
Japanese national government bonds	-	76,895	-	76,895	78,460
Japanese local government bonds	-	1,898	-	1,898	1,718
Japanese corporate bonds	-	3,251	-	3,251	3,583
Foreign corporate bonds	-	4,864	-	4,864	4,839
Securitized products	-	-	323,695	323,695	332,672
Other	-	41	1,167	1,208	1,208
Housing loans in the banking business	-	-	3,080,001	3,080,001	2,989,097

Total assets	-	86,949	3,404,863	3,491,812	3,411,577

Liabilities:
Long-term debt including the current portion	-	1,137,349	68,354	1,205,703	1,219,390

Total liabilities	-	1,137,349	68,354	1,205,703	1,219,390

The table above does not include financial instruments measured at amortized cost whose carrying amounts approximate their fair values mainly due to their short-term nature.

The fair values of long-term debt, including the current portion classified as Level 2, were estimated mainly based on discounted future cash flows using Sony’s current rates for similar liabilities.

Financial instruments classified as Level 3 mainly include housing loans in the banking business, securitized products and certain bonds issued by Sony. In determining the fair value of such financial instruments, Sony uses the present value of expected cash flows based on risk-free interest rate yield curves with certain credit risk.

6.	Insurance-related accounts measured at fair value

In determining the fair value of future insurance policy benefits and policyholders’ account in the life insurance business which Sony measures at fair value, Sony uses the present value of future expected cash flows based on mortality rates, lapse rates, discount rates, investment yield and various actuarial assumptions. These are classified within Level 3 of the fair value hierarchy since Sony primarily uses unobservable inputs in its valuation.

The fair value of future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value as of March 31, 2022 and December 31, 2022 is as follows:

	Yen in millions
		Presentation in the condensed consolidated statements of financial position
	Fair value	Future insurance policy benefits and other	Policyholders’ account in the life insurance business
March 31, 2022	507,699	37,382	470,317
December 31, 2022	458,574	40,193	418,381

The valuation techniques, significant unobservable inputs, and the ranges used to measure the fair value of the future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value as of March 31, 2022 and December 31, 2022 are as follows:

Valuation techniques	Significant unobservable inputs		Range
			March 31, 2022	December 31, 2022
Present value of future expected cash flows	Credit spread	*	47.5bp	81.4bp
	Mortality rates		0.003%-35.693%	0.003%-35.693%
	Lapse rates		0%-7.500%	0%-7.500%

* bp	= basis point

The decrease (increase) in fair value is the result of higher (lower) credit spreads, mortality rates or lapse rates. The fair value of the future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value would not change significantly, even if one or more of the significant unobservable inputs are changed to reflect reasonably possible alternative assumptions.

The changes in fair value of future insurance policy benefits and policyholders’ account in the life insurance business measured at fair value for the nine months ended December 31, 2021 and 2022 are as follows:

	Yen in millions
	Nine months ended December 31
	2021	2022
Beginning balance	536,189	507,699

Total (gains) losses *1:
Included in net income *2	7,057	(21,790)
Included in other comprehensive income *3	(183)	(2,255)
Issuances	-	-
Settlements	(21,693)	(25,080)

Ending balance	521,370	458,574

Changes in unrealized gains (losses) relating to future insurance policy benefits and policyholders’ account in the life insurance business still held as of reporting date included in net income *2	(16,760)	12,421

*1	Gains presented as negative and losses presented as positive.
*2	Included in financial services revenue and financial services expenses in the condensed consolidated statements of income.
*3	Included in insurance contract valuation adjustments in the condensed consolidated statements of comprehensive income.

7.	Stockholders’ equity

(1)	Supplemental comprehensive income information

Changes in accumulated other comprehensive income, net of tax, by component for the nine months ended December 31, 2021 and 2022 are as follows:

	Yen in millions
	Balance at April 1, 2021	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at December 31, 2021
Changes in equity instruments measured at fair value through other comprehensive income	139,622	(70,656)	(6,069)	62,897
Changes in debt instruments measured at fair value through other comprehensive income	1,264,737	65,773	-	1,330,510
Cash flow hedges	1,299	1,598	-	2,897
Remeasurement of defined benefit pension plans	-	118	(118)	-
Exchange differences on translating foreign operations	113,901	67,988	-	181,889
Insurance contract valuation adjustments	(88)	157	-	69
Share of other comprehensive income of investments accounted for using the equity method	786	696	-	1,482

Total	1,520,257	65,674	(6,187)	1,579,744

	Yen in millions
	Balance at April 1, 2022	Other comprehensive income attributable to Sony Group Corporation’s stockholders	Transfer to retained earnings	Balance at December 31, 2022
Changes in equity instruments measured at fair value through other comprehensive income	27,412	(9,520)	91	17,983
Changes in debt instruments measured at fair value through other comprehensive income	847,833	(1,343,733)	-	(495,900)
Cash flow hedges	6,034	17,719	-	23,753
Remeasurement of defined benefit pension plans	-	39	(39)	-
Exchange differences on translating foreign operations	337,678	138,642	-	476,320
Insurance contract valuation adjustments	511	1,624	-	2,135
Share of other comprehensive income of investments accounted for using the equity method	2,864	2,923	-	5,787

Total	1,222,332	(1,192,306)	52	30,078

8.	Revenue

For the breakdown of sales and financial services revenue by segments, product categories and geographies, refer to Note 4.

9.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the nine and three months ended December 31, 2021 and 2022 is as follows:

	Yen in millions
	Nine months ended December 31
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	771,096	808,968
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	129	51

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	771,225	809,019

	Thousands of shares
	Nine months ended December 31
	2021	2022
Weighted-average shares outstanding for basic EPS computation	1,239,640	1,236,176
Effect of dilutive securities:
Stock acquisition rights and other	5,504	3,632
Zero coupon convertible bonds	6,843	2,706

Weighted-average shares for diluted EPS computation	1,251,987	1,242,514

	Yen
	Nine months ended December 31
	2021	2022
Basic EPS	622.03	654.41

Diluted EPS	616.00	651.11

Potential shares of common stock which were excluded from the computation of diluted EPS for the nine months ended December 31, 2021 and 2022 were 4,876 thousand shares and 11,393 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the nine months ended December 31, 2021 and 2022, when the exercise prices for those shares were in excess of the average market value of Sony Group Corporation’s common stock for those periods.

	Yen in millions
	Three months ended December 31
	2021	2022
Net income attributable to Sony Group Corporation’s stockholders	346,161	326,809
Adjustment amount to net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation:
Zero coupon convertible bonds	36	-

Net income attributable to Sony Group Corporation’s stockholders for diluted EPS computation	346,197	326,809

	Thousands of shares
	Three months ended December 31
	2021	2022
Weighted-average shares outstanding for basic EPS computation	1,239,709	1,235,285
Effect of dilutive securities:
Stock acquisition rights and other	5,954	3,128
Zero coupon convertible bonds	5,733	-

Weighted-average shares for diluted EPS computation	1,251,396	1,238,413

	Yen
	Three months ended December 31
	2021	2022
Basic EPS	279.23	264.56

Diluted EPS	276.65	263.89

Potential shares of common stock which were excluded from the computation of diluted EPS for the three months ended December 31, 2021 and 2022 were 4,876 thousand shares and 11,891 thousand shares, respectively. The potential shares related to stock acquisition rights were excluded as anti-dilutive for the three months ended December 31, 2021 and 2022, when the exercise prices for those shares were in excess of the average market value of Sony Group Corporation’s common stock for those periods.

10.	Acquisitions

Nine months ended December 31, 2021

Acquisition of Ellation Holdings, Inc.

On August 9, 2021, Sony Pictures Entertainment Inc. (“SPE”), a wholly-owned subsidiary of Sony, through Funimation Global Group, LLC (“Funimation”), acquired 100% of the equity interest in Ellation Holdings, Inc. (“Ellation”), a subsidiary of AT&T Inc., which operates the anime business “Crunchyroll.” Funimation is a joint venture between SPE and Aniplex Inc., a subsidiary of Sony Music Entertainment (Japan) Inc. The consideration for the acquisition of 135,938 million yen (1,237 million U.S. dollars) was paid in cash. As a result of the acquisition, Ellation has become a wholly-owned subsidiary of Sony. On February 24, 2022, Funimation changed its company name to Crunchyroll, LLC.

Crunchyroll is a direct-to-consumer service, connecting anime and manga fans across more than 200 countries and territories. Crunchyroll provides services including subscription video-on-demand, advertising-based video-on-demand, mobile games, manga, events, merchandise and distribution. The acquisition has brought together two animation distribution brands, Funimation and Crunchyroll, allowing Sony to expand fan-centric offerings. The global unification and integration of the two brands and services under the Crunchyroll brand started in March 2022.

As a result of the acquisition, Sony consolidated Ellation by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Ellation. The following table summarizes the final fair values assigned to the assets and liabilities of Ellation that were recorded in the Pictures segment.

Yen in millions
Cash and cash equivalents	8,379
Trade and other receivables, and contract assets	3,714
Inventories	3,295
Right-of-use assets	4,962
Goodwill	81,250
Content assets	36,266
Other intangible assets	35,697
Other	2,512

Total assets	176,075

Trade and other payables	17,365
Other current liabilities	7,723
Long-term debt	4,386
Deferred tax liabilities	9,408
Other	659

Total liabilities	39,541

Content assets and other intangible assets mainly consist of license agreements and customer relationships. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with existing Sony assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with the acquisition is included in the Pictures segment.

Revenue and net income attributable to Ellation since the date of acquisition included in Sony’s condensed consolidated statements of income for the nine and three months ended December 31, 2021 and pro forma results of operations have not been presented because the effect of the acquisition was not material.

Nine months ended December 31, 2022

Acquisition of Bungie, Inc.

On July 15, 2022, Sony Interactive Entertainment LLC (“SIE”), a wholly-owned subsidiary of Sony, completed the acquisition of 100% of the shares of Bungie, Inc. (“Bungie”), an independent videogame developer in the United States. As a result of this acquisition, Bungie has become a wholly-owned subsidiary of Sony. This acquisition gives SIE access to Bungie’s approach to live game services and technology expertise.

The total consideration of this acquisition, which was determined after customary working capital and other adjustments, was 510,860 million yen (3,704 million U.S. dollars), inclusive of the purchase price and committed employee incentives. Of the total consideration, 348,169 million yen (2,525 million U.S. dollars) was allocated to the purchase consideration of this acquisition, and the remaining 162,691 million yen (1,179 million U.S. dollars) was mainly allocated to deferred payments to employee shareholders that are conditional upon their continuous employment, and other retention incentives. The deferred payments and other retention incentives will be expensed over the required post-acquisition service periods.

The fair value of the purchase consideration of this acquisition as of the acquisition date was 334,261 million yen (2,424 million U.S. dollars) which consisted of upfront cash consideration of 207,912 million yen (1,508 million U.S. dollars), deferred consideration of 84,410 million yen (612 million U.S. dollars), and contingent consideration of 41,938 million yen (304 million U.S. dollars) that is subject to employee shareholders’ continuous employment and represents the vested portion of the total vesting term of replacement awards that existed as of the acquisition date. Deferred consideration and contingent consideration are included in other financial liabilities (current and non-current) in the condensed consolidated statements of financial position.

Sony’s condensed consolidated statements of income for the nine and three months ended December 31, 2022 include net loss after income taxes of 31,330 million yen (220 million U.S. dollars) and 17,462 million yen (123 million U.S. dollars), respectively, attributable to Bungie since the acquisition date, including the deferred payments and other retention incentives arising out of this acquisition and amortization of intangible assets recognized as of the acquisition date. Revenue after elimination of intercompany transactions attributable to Bungie since the acquisition date for the nine and three months ended December 31, 2022 has not been presented because the revenue was not material.

Sony consolidated Bungie by using the acquisition method of accounting and recorded the fair value of the identifiable assets acquired, liabilities assumed and residual goodwill of Bungie. The following table summarizes the fair values assigned to the assets and liabilities of Bungie that were recorded in the G&NS segment. The purchase price allocation as of the acquisition date is preliminary as of December 31, 2022 and is subject to change. The primary areas of the purchase price allocation that are not yet finalized are related to goodwill, content assets, other intangible assets and deferred tax assets.

Yen in millions
Cash and cash equivalents	37,800
Trade and other receivables, and contract assets	5,093
Other current assets	3,412
Property, plant and equipment	7,481
Right-of-use assets	15,540
Goodwill	196,473
Content assets	45,512
Other intangible assets	66,257
Deferred tax assets	4,788
Other	3,564

Total assets	385,920

Trade and other payables	3,060
Other current liabilities	12,195
Long-term debt	30,944
Other	5,460

Total liabilities	51,659

Content assets and other intangible assets mainly consist of license agreements and software. Goodwill mainly represents future growth from new revenue streams and synergies with existing Sony businesses and is not deductible for tax purposes. Goodwill recorded in connection with the acquisition is included in the G&NS segment.

Pro forma results of operations have not been presented because the effect of the acquisition is not material.

11.	Divestiture

Nine months ended December 31, 2021

Transfer of certain operations of Game Show Network, LLC

On December 6, 2021, Sony completed the transfer of GSN Games, a division of Game Show Network, LLC, a wholly-owned subsidiary in the Pictures segment, to Scopely, Inc. (“Scopely”). The consideration for the transaction was 114,724 million yen (1,008 million U.S. dollars), of which Sony received 57,801 million yen (508 million U.S. dollars) in cash and 56,923 million yen (500 million U.S. dollars) in preferred stock of Scopely.

This preferred stock is measured at fair value as an equity instrument and subsequent changes in the fair value will be recognized in other comprehensive income. As a result of the completion of this transfer, Sony recognized a gain of 70,202 million yen (617 million U.S. dollars) within other operating (income) expense, net in the condensed consolidated statements of income for the nine and three months ended December 31, 2021.

12.	Purchase commitments, contingent liabilities and other

(1)	Loan commitments

Subsidiaries in the Financial Services segment have lines of credit in accordance with loan agreements with their customers. As of March 31, 2022 and December 31, 2022, the total unused portion of the lines of credit extended under these contracts was 33,587 million yen and 32,794 million yen, respectively.

(2)	Purchase commitments

Purchase commitments as of March 31, 2022 and December 31, 2022 amounted to 1,000,833 million yen and 1,122,215 million yen, respectively. The amount of these purchase commitments covers the purchase consideration for property, plant and equipment, intangible assets, other goods and other services. The major components of these purchase commitments are as follows:

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within three years from the end of each period. As of March 31, 2022 and December 31, 2022, these subsidiaries were committed to make payments under such contracts of 101,284 million yen and 129,496 million yen, respectively.

Certain subsidiaries in the Music segment have entered into contracts with recording artists, songwriters and companies for the future production, distribution and/or licensing of music products. These contracts cover various periods mainly within four years from the end of each period. As of March 31, 2022 and December 31, 2022, these subsidiaries were committed to make payments of 153,920 million yen and 190,665 million yen, respectively, under such contracts.

Certain subsidiaries in the G&NS segment have entered into long-term contracts for the development, distribution and publishing of game software. These contracts cover various periods mainly within six years from the end of each period. As of March 31, 2022 and December 31, 2022, these subsidiaries were committed to make payments of 34,842 million yen and 34,073 million yen, respectively, under such contracts.

In addition to the above, Sony has entered into purchase contracts for property, plant and equipment and intangible assets. As of March 31, 2022 and December 31, 2022, Sony has committed to make payments of 246,263 million yen and 291,618 million yen, respectively, under such contracts.

Sony has entered into purchase contracts for materials. As of March 31, 2022 and December 31, 2022, Sony has committed to make payments of 265,518 million yen and 307,946 million yen, respectively, under such contracts.

(3)	Litigation

Sony Group Corporation and certain of its subsidiaries are defendants or otherwise involved in pending legal and regulatory proceedings. However, based upon the information currently available, Sony believes that the outcome from such legal and regulatory proceedings would not have a material impact on Sony’s results of operations and financial position.

(4)	Guarantees

Sony has issued guarantees that contingently require payments to guaranteed parties if certain specified events or conditions occur. The maximum potential amount of future payments under these guarantees as of March 31, 2022 and December 31, 2022 amounted to 501 million yen and 519 million yen, respectively.

(2) Other Information

i) Dividends declared

An interim cash dividend for Sony Group Corporation’s common stock was approved at the Board of Directors meeting held on November 1, 2022 as below:

1. Total amount of interim cash dividends:

43,340 million yen

2. Amount of interim cash dividends per share:

35.00 yen

3. Payment date:

December 1, 2022

Note: Interim cash dividends were distributed to the shareholders recorded or registered as the holders or pledgees of shares in Sony Group Corporation’s register of shareholders at the end of September 30, 2022.

ii) Litigation

For the legal proceedings, please refer to “IV Financial Statements – Notes to Condensed Consolidated Financial Statements – 12. Purchase commitments, contingent liabilities and other”.